

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 10, 2009

Mr. Michael E. Mercer
Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin, Suite 800
Houston, Texas 77002

> **Re:** **EV Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-33024**

Dear Mr. Mercer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

 H. Roger Schwall
Assistant Director